Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Mohawk Industries, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-87998) on Form S-8 of Mohawk Industries, Inc. of our report dated June XX, 2009, with respect to the statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan II as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended and related supplemental schedules, which report appears in the Form 11-K of Mohawk Industries, Inc.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, effective January 1, 2008.

/s/ KPMG LLP

Atlanta, Georgia

June 25, 2009